

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

March 22, 2010

Via Mail and Fax

Katherine L. Scherping
Chief Financial Officer and Treasurer
Red Robin Gourmet Burgers, Inc.
6312 S. Fiddler's Green Circle, Suite 200N
Greenwood, CO 80111

> **RE:** **Red Robin Gourmet Burgers, Inc.**
> **File Number: 000-49916**
> **Form 10-K for the Year Ended December 27, 2009**
> **Form 8-K Furnished August 13, 2009**

Dear Ms. Scherping:

We have reviewed your correspondence dated March 1, 2010 and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may have further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 8-K Furnished August 13, 2009
Reconciliation of Non-GAAP Restaurant-Level Operating Profit, page 9

1. We note your response to our prior comment number 4. You state that you have a hard time understanding how restaurant-level operating profit (RLOP) can be misleading if the formula for computing the non-GAAP measure is disclosed. You also state that your counsel believes that disclosure of items excluded from RLOP prevents the non-GAAP measure from being misleading. We disagree with your conclusion. Disclosure of items excluded from a non-GAAP measure, in and of itself, does not automatically prevent a measure from being misleading. We believe this is especially true in circumstances in which a non-GAAP measure may not be useful for the purpose intended or when the description of the measure and its usefulness to investors is inconsistent with the measure's components. In the case of your use of RLOP, you propose to tell your investors that depreciation does not impact the profitability of the operations of the restaurants for the periods presented. Please clarify for us whether or not you incur periodic expense for the depreciation of

leasehold improvements, buildings, equipment, fixtures, etc., of your restaurants. If you do, please quantify for us the amounts incurred in each of the last three fiscal years ending December 27, 2009 and explain to us why you propose to tell your investors that these expenses do not impact the profitability of the operations of the restaurants for the periods presented. In addition, you propose to tell your investors that RLOP is useful to them because it allows them to separate the discrete operations of the restaurants from corporate infrastructure and overhead expenses. However, because your non-GAAP profit measure does not include the periodic expenses of your restaurants' leasehold improvements, buildings, equipment, and fixtures, it appears that you may be inferring to your investors that these expenses don't exist at the restaurant level and that your property and equipment expenses only relate to "corporate infrastructure" and not to the restaurants. In this regard, we continue to be concerned as to whether your calculation of the measure is consistent with your explanation of its intended purpose and its description. Please advise.

2. In your response to our prior comment number 4, you refer to our concern regarding inconsistent treatment of the periodic expense of restaurant buildings in your computation of RLOP. As we discussed in our January 25, 2010 telephone call with you, it appears your current presentation of RLOP includes the expense of your restaurant buildings in free-standing leased sites with pre-existing structures and in in-line mall locations, but excludes the expense of your restaurant buildings in free-standing leased sites with no pre-existing structure and in free-standing owned sites. Although your response acknowledged our concern regarding this inconsistent treatment, you did not specifically address it. Therefore, we continue to be concerned regarding the inconsistent treatment, whether it is clear to your investors that this inconsistency exists, and why – given that you assert that the measure in its current form is useful to investors – you apparently believe this inconsistency is useful to your investors. Please advise.

3. In your response to our prior comment number 4, you assert that your investors desire to have transparency into profit margins at the restaurant level. We note that your non-GAAP measure RLOP includes occupancy costs, which you describe as fixed rents, percentage rents, common maintenance charges, real estate and personal property taxes, general liability insurance, and other property costs. Please clarify for us whether the occupancy costs line item under the "restaurant operating costs" heading on your income statement includes only such costs related to your restaurants or whether it includes any non-restaurant occupancy costs. To the extent it includes only restaurant related occupancy costs, please tell us whether you incur any other non-restaurant occupancy costs and, if so, where such expenses are reported on your income statement. Further, to the extent your current presentation of occupancy expenses in your income statement provides transparency into the operating results at the restaurant level by effectively separating "corporate infrastructure" occupancy expenses from restaurant related occupancy expenses, please tell us whether and why you believe it is appropriate to be inconsistent with that treatment in regards to

your presentation of the expenses of your leasehold improvements, buildings, equipment, and fixtures. In the alternative, we believe you should provide the same transparency into property and equipment expenses as you provide into occupancy expenses.

Form 8-K Furnished February 18, 2010
Condensed Consolidated Balance Sheets, page 8

4. We note that net property and equipment of $431.5 million as of December 27, 2009 represents approximately 72 percent of total assets and is almost seven times larger than your next largest asset class. In connection with the above comments, please separately quantify for us the amounts of restaurant-related and "corporate infrastructure" related net property and equipment on your balance sheet at December 27, 2009. In addition, please provide us a brief description of the type and nature of property and equipment included in each group.

Form 10-Q for the quarter ended October 4, 2009
Condensed Consolidated Statements of Income, page 4

5. We note that your income statement heading "restaurant operating costs" excludes the periodic expense of depreciation of leasehold improvements, buildings, equipment, and fixtures of your restaurants and, therefore, that the cost components presented in the line items below the "restaurant operating costs" heading do not appear to actually include all restaurant operating costs. To ensure that the heading "restaurant operating costs" in your income statements is not misleading, we believe you should consider revising to include all restaurant operating costs. In the alternative, please revise the description of the heading to note which restaurant operating costs are excluded from the line items below the heading and consider providing quantification of the restaurant-related amounts excluded. For analogous guidance, please refer to SAB Topic 11.B.

Form 10-K for the year ended December 27, 2009
Notes to Consolidated Financial Statements
Note 1 – Revenue Recognition, page 50

6. We note your disclosure that unused gift card balances are recognized into income when the likelihood of redemption is determined to be remote and there is no requirement for remitting balances to government agencies under unclaimed property laws. Please tell us and revise to disclose the period of inactivity that occurs prior to recognition.

       You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief